SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

Or

☐	TRANSITION REPORT PURSUANT TO SECTION15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-812

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

GOODRICH CORPORATION EMPLOYEES’ SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Technologies Corporation

One Financial Plaza

Hartford, CT 06103

REQUIRED INFORMATION

1.	Audited Financial Statements for the Goodrich Corporation Employees’ Savings Plan Including:

The Reports of Independent Registered Public Accounting Firms; Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011; and Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2012.

2.	Exhibit 23

Consent of Independent Registered Public Accounting Firm – Grant Thornton LLP

Consent of Independent Registered Public Accounting Firm – Ernst & Young LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the United Technologies Corporation Pension Administration and Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GOODRICH CORPORATION EMPLOYEES’ SAVINGS PLAN

June 26, 2013	/s/ Natalie Morris
Natalie Morris
Director, Employee Benefits and Human Resources Systems United Technologies Corporation

AUDITED FINANCIAL STATEMENTS

Goodrich Corporation Employees’ Savings Plan

December 31, 2012 and 2011, and year ended December 31, 2012 with Reports of Independent Registered Public Accounting Firms

Goodrich Corporation Employees’ Savings Plan

Audited Financial Statements

December 31, 2012 and 2011 and

year ended December 31, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the Goodrich Corporation Employees’ Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Goodrich Corporation Employees’ Savings Plan (the “Plan”) as of December 31, 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Goodrich Corporation Employees’ Savings Plan as of December 31, 2012, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP
Charlotte, North Carolina

June 26, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Goodrich Corporation

Benefit Design and Administration Committee

We have audited the accompanying statement of net assets available for benefits of the Goodrich Corporation Employees’ Savings Plan as of December 31, 2011. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011, in conformity with US generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statement taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for purposes of additional analysis and is not a required part of the financial statement but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statement and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Charlotte, North Carolina
June 19, 2012

Goodrich Corporation Employees’ Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2012	2011
Assets
Investments, at fair value (Note 3)	$—	$2,091,582,219
Contribution receivable - Goodrich Corporation	—	13,258,223
Notes receivable from participants	—	70,272,310

Total Assets	—	2,175,112,752

Adjustment from fair value to contract value for fully benefit responsive investment contracts	—	(3,269,092)

Net assets available for benefits	$—	$2,171,843,660

See accompanying notes to financial statements

Goodrich Corporation Employees’ Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2012

Additions
Investment income:
Interest	$7,412,208
Dividends	39,277,696
Net appreciation in fair value of investments (Note 3)	177,301,563

223,991,467

Interest income on notes receivable from participants	2,399,917

Contributions from:
Participants	120,528,124
Company	70,599,960

191,128,084

Assets acquired due to plan merger (Note 1)	798,443

Total additions	418,317,911

Deductions
Benefit payments	(474,011,414)
Administrative expenses	(1,079,890)

Total deductions	(475,091,304)

Assets transferred out due to plan merger (Note 1)	(2,115,070,267)

Net Decrease	(2,171,843,660)

Net assets available for benefits at beginning of year	2,171,843,660

Net assets available for benefits at end of year	$—

See accompanying notes to financial statements.

Goodrich Corporation Employees’ Savings Plan

Notes to Financial Statements

Year Ended December 31, 2012

1. Description of the Plan

The following description of Goodrich Corporation Employees’ Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Company Merger and Plan Merger

On July 26, 2012, United Technologies Corporation (“UTC”) acquired all outstanding shares of common stock of Goodrich Corporation. All references to the Company shall mean Goodrich Corporation prior to the date and United Technologies Corporation after that date. Effective with the acquisition, the United Technologies Corporation Pension Administration and Investment Committee became the Plan Administrator of the Plan.

On October 24, 2012, UTC approved the merger of the Plan into the United Technologies Employee Savings Plan. On December 31, 2012, the Plan was merged into the United Technologies Corporation Employee Savings Plan and the transfer of the Plan’s investments was completed. As a result of the Plan Merger, the Net Assets Available for Benefits was $0 as of December 31, 2012. All participant balances in the Plan were merged into the United Technologies Corporation Employee Savings Plan. Effective December 31, 2012, approximately $2.1 billion was transferred into the net assets of the United Technologies Corporation Employee Savings Plan. This transfer was comprised of approximately $1.2 billion of cash, $542 million of in-kind assets, $248 million of UTC common stock, $73 million of notes receivable from participants, and $16 million of employer contributions receivable.

General

The Plan is a defined contribution plan covering all non-bargaining unit employees and bargaining unit employees of the Company and all subsidiaries of the Company to which the Plan has been extended. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

On March 2, 2012, the net assets of the Winslow Liferaft Company 401(k) Profit Sharing Plan of $798,443 were transferred into the Plan. Winslow Marine Products Corporation was acquired by the Company on September 30, 2011.

Participation in the Plan

The Plan offers participants the choice of three savings options: an after-tax savings option, a pre-tax 401(k) savings option and a Roth 401(k) option. Under the after-tax savings and Roth 401(k) options, participant contributions are subject to federal income taxes. When withdrawn, participants pay income tax on the investments earnings on after-tax contributions. Investment earnings on Roth 401(k) contributions are never taxed as long as certain conditions are met upon withdrawal. Under the pre-tax savings option, the participant postpones paying federal income taxes on the amount of contributions deducted from his or her salary until the contributions are withdrawn from the Plan. Participants can elect to participate in all of the savings options. Participants can contribute to each of the investment funds under all savings options.

Contributions

Each employee who elects to become a participant in the Plan may make pre-tax, after-tax or Roth 401(k) contributions up to 25% of their qualified compensation, as defined in the Plan document. Maximum pre-tax plus Roth 401(k) participant contributions (which are limited by Internal Revenue Service regulations) were $17,000 for 2012. Highly compensated employees may be limited to contributing a lower percentage than 25% in order to facilitate the Plan’s non-discrimination testing. Participants age 50 or older can contribute pre-tax “catch-up” contributions to the Plan, subject to limitations.

In December 2005, the Plan was amended to change the Company match that applies to non-bargaining unit and certain bargaining unit employees hired after December 31, 2005 to 100% of participant contributions up to 6% of pay. In addition, these participants will receive a discretionary Company contribution equal to 2% of eligible pay at the end of each Plan year provided they are still employed. This 2% contribution is subject to a 3-year vesting schedule. Also, non-bargaining unit and certain bargaining unit employees hired prior to December 31, 2005 who elected to freeze pension benefit service, effective July 1, 2006, receive the same match and Company contributions as new hires. Effective January 2013, this 2% contribution is no longer in effect under the United Technologies Corporation Employee Savings Plan, and former Goodrich participants, who became participants of that plan on December 31, 2012, will become eligible for the automatic non-matched Company contribution.

Vesting Provisions

Participant contributions and earnings thereon are always fully vested. The Company match contribution and other Company contributions made to participant accounts subsequent to December 31, 2001 and earnings thereon are 100% vested.

The Plan was amended in December 2005 to provide a 2% Company discretionary contribution at the end of each Plan year. Participants are 100% vested in these discretionary contributions once they have completed three years of service, as defined in the Plan document.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and the Company’s contributions. The accounts are adjusted for allocations of the Plan’s investment income or losses and administrative expenses.

The Plan provides for the acceptance of rollover contributions from other plans qualified under the Internal Revenue Code (the “Code”).

Dividends, interest and proceeds from sale of investments in each fund are reinvested in the respective fund. Participants with a balance in the Company Stock Fund may elect to receive stock dividends directly in cash rather than reinvesting the dividends within the Company Stock Fund.

Benefit Payments

Company contributions made after January 1, 1990, but prior to January 1, 2002, may not be withdrawn until the participant reaches age 55 or upon termination, disability or death. Company matching contributions made on or after January 1, 2002, may not be withdrawn until age 59 1/2 or upon termination, disability or death. Participants separating from service who meet certain requirements have the option of deferring distribution of the vested value of his or her account until age 70 1/2.

Subject to certain conditions as set forth in the Plan document, a participant may make an in-service withdrawal of his or her pre-tax contributions upon incurring a financial hardship.

A participant who elects to withdraw from the Plan is paid the fair value of his or her vested account balance. Distributions from the Company Stock Fund are made in cash or stock. Distributions from the other funds are made in cash.

Forfeiture of Interest

Upon a participant’s separation from service, the portion of investments attributable to contributions made by the Company which have not vested shall remain in such accounts. Such non-vested amounts shall be forfeited on the date which is the earlier of the participant receiving a full distribution of the vested portion of the account balance or 60 consecutive months after separation from service. If the participant is rehired before such forfeiture, the non-vested portion shall remain in the participant’s account.

All amounts forfeited under the Plan will remain in the Plan and be used to reduce future contributions to the Plan by the Company. If the Plan is terminated, any forfeited amounts not yet applied against the Company’s contributions will accrue ratably to the remaining participants in the Plan at the date of termination.

Notes Receivable from Participants

Participant loans consist of general purpose and principal residence. General purpose loans have terms ranging from 1 to 5 years and provide fixed interest rates based upon the federal short-term rate, which ranged from 0.81% to 10.5% at December 31, 2011 and 0.81% to 11% at December 31, 2012. Principal residence loans have terms ranging from 1 to 15 years and provide fixed interest rates based upon the federal long-term rate which ranged from 3.25% to 11% at December 31, 2011 and 3.25% to 8.25% at December 31, 2012. Under either type of loan, participants may borrow up to 50% of the value of their vested account balance up to a maximum of $50,000. The minimum a participant may borrow is $1,000. In general, participant loans are repaid in equal weekly or bi-weekly installments through payroll deductions and are secured by the participant’s interest in the Plan.

Administrative Expenses

Investment management fees and administrative expenses related to recordkeeping are charged against the earnings of the investment funds in which the participants’ funds are invested. Fees for certain transactions, such as withdrawals and loan processing, are charged directly to the account of the participant.

Merger Agreement with United Technologies Corporation

On September 21, 2011, the Company entered into an Agreement and Plan of Merger (“Merger Agreement”) with United Technologies Corporation. The Merger Agreement provided that, upon the terms and subject to the conditions set forth in the Merger Agreement, the Company would be acquired by UTC in a cash-for-stock transaction (“Merger”). The Company agreed to various covenants in the Merger Agreement, including, among other things, to conduct business in the ordinary course consistent with past practice during the period between the execution of the Merger Agreement and the time of the Merger. As such, employee and employer contributions continued to be made to the Plan until the Merger. The Merger consummated on July 26, 2012.

At the consummation of the Merger, participants with investments in the Goodrich Corporation Company Stock Fund received $127.50 in cash per share of Goodrich stock. The cash was held in a transitional money market cash investment for 10 business days following the cash settlement. During that time, participants had the right to choose to exchange the cash to any other investment option in the Plan. At the end of the 10 business day period, any cash remaining in the Company Stock Fund, other than a small amount needed for liquidity purposes, was used to purchase shares of UTC common stock.

Plan Termination

As discussed previously in Note 1, “Description of the Plan”, on December 31, 2012, the Plan was merged into the United Technologies Corporation Employee Savings Plan. UTC expects the United Technologies Corporation Employee Savings Plan to be permanent and to continue indefinitely, but since future conditions affecting UTC cannot be anticipated or foreseen, UTC reserves the right in its sole discretion to amend, modify or terminate the United Technologies Corporation Employee Savings Plan at any time. Upon termination, the entire amount of each participant’s account (including that portion of the account attributable to Goodrich’s and UTC’s contributions which would not otherwise be vested) shall become 100% vested and non-forfeitable.

Although it has not expressed any intent to do so, UTC has the right under the United Technologies Corporation Employee Savings Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and certain Plan provisions that limit this right when certain ESOP loans remain outstanding. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2. Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2011-04, Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, “ASU 2011-04”. ASU 2011-04 amends the requirements for measuring amounts at fair value and disclosing information about fair value measurements. Early adoption is not permitted. The Plan adopted the guidance as of January 1, 2012. The adoption did not have a material impact on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

3. Fair Value of Financial Investments, Carried at Fair Value

The following presents investments that represent 5 percent or more of the Plan’s net assets.

	December 31,
	2012	2011

Goodrich Corporation 2I Company Stock Fund	$—	$369,151,032
JP Morgan Chase & Co. 2A Stable Value Fund	—	364,752,595
Mellon Capital Management 2C S&P Index Fund	—	163,766,131
Fidelity Management & Research Corp Freedom K 2020 Fund	—	139,554,585

The Company defines fair value as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The following three levels of inputs are used to measure fair value:

Level 1	—	quoted prices in active markets for identical assets and liabilities.

Level 2	—	observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3	—	unobservable inputs in which there is little or no market data available which requires the reporting entity to develop its own assumptions.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation techniques and inputs used for instruments measured at fair value.

Mutual Funds

Plan investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices in an active market, which represent the net asset values of shares held by the Plan.

Lifecycle Funds

This category includes investments in highly diversified funds designed to remain appropriate in terms of risk throughout an investor’s working lifetime up to expected retirement age around the target year of the particular fund. Plan investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices in an active market, which represent the net asset values of shares held by the Plan.

Company Stock Fund (formerly known as the Goodrich Stock Fund through July 26, 2012)

The Company Stock Fund is a unitized separate account composed of common stock of Goodrich Corporation through July 26, 2012 and of UTC thereafter, and short-term cash investments. The unit value of the fund is derived from the fair value of the common stock based on quoted market prices in an active market and the short-term cash investments.

Unitized Separate Accounts

The unitized separate accounts are composed of common stock and short-term cash investments. The net asset values of the accounts are derived from the fair values of the investments held based on quoted market prices in an active market and the short-term cash investments. The funds are valued daily and there are currently no restrictions on redemptions. Redemptions of these funds may be suspended or delayed by the managers in periods of significant market upheaval or liquidity events.

The large-cap growth fund targets long-term total return in excess of the Russell 1000® Index. It invests primarily in U.S. common stocks, real estate securities and depositary receipts, but may invest up to 20% of its assets in non-U.S. securities. The fund invests primarily in companies with market capitalizations over $1 billion at the time of purchase, with the majority of its assets represented by companies with market capitalizations over $10 billion.

The large-cap value fund targets long-term total return in excess of the Russell 1000® Value Index and primarily invests in common stocks of U.S. large-cap companies using a contrarian relative value style, as opposed to a deep value strategy.

The small-cap fund targets long-term total return in excess of the Russell 2000® Value Index. It invested at least 80% of its assets in equity securities of small cap U.S. companies. The fund seeks companies which are undervalued, but have strong fundamentals and may provide significant upside potential.

Brokerage Link

Investments in the individual Fidelity mutual funds and investments under the brokerage link are valued at quoted market prices in an active market.

Collective Trust Funds

The collective trust funds are composed of fixed income/equity investments and short-term cash investments. The net asset values of the accounts are derived from the fair values of the underlying securities based on quoted market prices in active markets and short-term cash investments. The funds are valued daily and there are currently no restrictions on redemptions. Redemptions of these funds may be suspended or delayed by the managers in periods of significant market upheaval or liquidity events.

The international equity fund targets long-term total return in excess of the MSCI All Country World (ex-US) Growth Index. It seeks to be broadly diversified across countries and sectors and may invest in foreign and/or emerging markets securities. The fund may invest a substantial amount of its assets in issuers located in a limited number of countries and is susceptible to adverse economic, political or regulatory developments affecting those countries. The S&P Index fund seeks to track the performance of the S&P 500® Index.

The Stable Value Fund is a conservative investment strategy that seeks to preserve the value of money invested, perform better than the average money market fund and earn consistent, reliable returns. The Stable Value Fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The Stable Value Fund invests in a short-term liquidity portfolio and a high quality fixed income portfolio that is paired with fully benefit responsive wrapper contracts issued by various financial institutions and insurance companies. The Stable Value Fund may use U.S. Treasury futures and other derivative tools to help efficiently and cost-effectively manage the interest rate and other risks in the portfolio. The short-term liquidity portfolio is composed of short-term investment grade securities. The fixed income portfolio is a common collective trust that invests in investment grade fixed income securities, primarily U.S. Treasury, agency, corporate, mortgage-backed, asset-backed, and privately placed mortgage debt. Fixed income securities held by the common collective trust are valued each day based on readily available market quotations received from independent or affiliated commercial pricing services. The wrapper contracts are reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect the wrapper contracts at contract value. The fair value of the wrapper contracts is determined by the difference between the replacement cost and actual cost projected for the duration of the associated portfolio and discounted back to the measurement date using an appropriate discount rate.

There are no reserves against wrapper contract value for credit risk of the contract issuers or otherwise. The crediting interest rate related to the fixed income portfolio is based on a formula agreed upon with the issuers and is typically calculated on a quarterly basis. The wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income portfolio investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the fund for underlying investments). The issuers of the wrapper contracts provide assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero, provided that all terms of the wrapper contract have been met. Key factors that could influence future crediting rates include, but are not limited to: participant directed cash flows; changes in interest rates; total return performance of the fair market value bond strategies underlying the investment contracts; default or credit failures of any of the securities, investment contracts, or other investments held in the Plan; the initiation of an extended termination of the investment contracts; and the cost, terms and availability of wrapper contracts.

Certain events limit the ability of the Stable Value Fund to transact at wrapper contract value with the issuer. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the Fund elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. These events that could result in the payment of benefits at market value rather than contract value are not probable of occurring in the foreseeable future.

The wrapper contracts do not permit the issuers to terminate the contracts unless the Plan loses its qualified status, has incurred material breaches of responsibilities, or material and adverse changes occur to the provisions of the Plan.

The following table summarizes the average yields earned by the plan for the fully benefit responsive investment contracts:

Year Ended December 31, 2012

Average Yields:

Based on actual earnings	1.3%

Based on interest rate credited to participants	2.4%

Investments reported in the Plan’s Form 5500 differ from Investments reported in the Statements of Net Assets Available for Benefits at December 31, 2012 and 2011 by the adjustment from fair value to contract value for the fully benefit responsive investment contracts of $0 and $(3,269,092), respectively and the classification of participant loans as notes receivable from participants of $0 and $70,272,310, respectively.

During 2012, the Plan’s investments including gains and (losses) on investments bought, sold and held during the year appreciated in fair value by $177,301,563 as follows:

Mutual Funds	$54,355,816
Lifecycle Funds	38,668,125
Company Stock Fund	23,659,425
Unitized Separate Accounts	22,645,215
Collective Trust Funds	37,972,982

$177,301,563

The Plan’s investments carried at fair value on a recurring basis were as follows:

	Balance December 31, 2012	Level 1	Level 2	Level 3	Balance December 31, 2011	Level 1	Level 2	Level 3
Investments:	(Dollars in millions)
Mutual Funds
Bond Fund	$—	$—	$—	$—	$103.1	$103.1	$—	$—
Mid-cap Fund	—	—	—	—	67.7	67.7	—	—
Self-directed Provider Funds	—	—	—	—	345.1	345.1	—	—
Lifecycle Funds	—	—	—	—	446.5	446.5	—	—
Goodrich Stock Fund	—	—	—	—	369.2	—	369.2	—
Unitized Separate Accounts	—	—	—	—
Large-cap Growth Fund	—	—	—	—	82.6	—	82.6	—
Large-cap Value Fund	—	—	—	—	30.2	—	30.2	—
Small-cap Fund	—	—	—	—	41.0	—	41.0	—
Self-directed Brokerage Link	—	—	—	—	26.6	26.6	—	—
Collective Trust Funds	—	—	—	—
International Equity Fund	—	—	—	—	51.0	—	51.0	—
S&P Index Fund	—	—	—	—	163.8	—	163.8	—
Stable Value Fund	—	—	—	—	364.5	—	364.5	—
Wrapper on Investment Contracts	—	—	—	—	0.3	—	—	0.3

Investments, at fair value	$—	$—	$—	$—	$2,091.6	$989.0	$1,102.3	$0.3

4. Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated July 22, 2004, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Management believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt. The Company has analyzed the tax positions taken by the Plan and has concluded as of December 31, 2012, there are no uncertain positions taken or expected to be taken. In December 2010, the Company filed a request for a new determination letter. The response from IRS has not yet been received.

5. Transactions with Parties-in-Interest

The Company pays certain legal and accounting expenses of the Plan. Certain plan investments were issued and/or managed by affiliates of the Fidelity Trust Company, the trustee. Transactions related to these investments, including investment and other fees, qualify as party-in-interest transactions. Other than as described above or pursuant to the Trust Agreement with Fidelity Investments, the Plan has had no agreements or transactions with any parties-in-interest that are prohibited transactions under ERISA section 3(14).

6. Risks and Uncertainties

The Plan invests in various investment securities which are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Exhibit Index

23	Report of Independent Registered Public Accounting Firm – Grant Thornton LLP

Report of Independent Registered Public Accounting Firm – Ernst & Young LLP